UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2003

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

                                      Osasco, São Paulo, Brazil, July 17th, 2003

To
Security and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
Washington, DC

Re.: - Merger of Pevê-Finasa Participações e Prédios S.A. (Pevê-Finasa) and Pevê
       Prédios  S.A.  (Pevê  Prédios)  by  Banco   Mercantil de  São  Paulo S.A.
       (Mercantil)
     - Merger  of  stocks  of the  Minority Stockholders  of  Mercantil by Banco
       Bradesco S.A. (Bradesco)

Gentlemen,

We hereby communicate the approval, by Central Bank of Brazil, on July 14, 2003, of the processes related to the Special  Stockholders’  Meetings held on January
30 and March 31, 2003,  regarding  the merger of the companies  Pevê-Finasa  and
Pevê Prédios by Mercantil, and the merger of stocks of the minority stockholders of  Mercantil by Bradesco,  respectively,  as published in the Federal  Official
Gazette of July 16, 2003.

Consequently,  the  stocks  issued  by  Bradesco,  attributed  to  the  minority stockholders of Mercantil,  considering the merger of the companies  Pevê-Finasa and Pevê  Prédios,  will be  registered  in their  names in Bradesco on July 21,
2003, and will be fully entitled to the Dividends and/or Interest on Own Capital of the month of July/2003, to be paid on August 1, 2003.

We further  communicate  that the last trading day for the stocks of  Mercantil,
Pevê-Finasa  and Pevê Prédios in the São Paulo Stock Exchange  (Bovespa) will be tomorrow, July 18, 2003.

                                   Cordially,

                               Banco Bradesco S.A.
                              José Luiz Acar Pedro
                          Executive Vice President and
                           Investor Relations Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 18, 2003

BANCO BRADESCO S.A.

By:	/S/ José Luiz Acar Pedro
José Luiz Acar Pedro Executive Vice President and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.